

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2015

Via Email

Yoav Doppelt
Chief Executive Officer
Kenon Holdings Ltd.
1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

> **Re:** **Kenon Holdings Ltd.**
> **Form 20-F for the year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-36761**

Dear Mr. Doppelt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2014

Item 4. Information on the Company, page 65

IC Power's Description of Operations, page 78

1. We note from your disclosure on page 80 that you have disclosed an EBITDA measure for each of the entities within your Inkia subsidiary. Because this measure is calculated differently than that described as EBITDA in Exchange Act Release No. 47226, please revise to disclose the measure as "Adjusted EBITDA." See Question 103.01 of the Compliance & Disclosure Interpretations on *Non-GAAP Financial Measures* dated July 8, 2011.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 147

2. We note from your discussion on page 154 that other income for 2014 includes $17 million as a result of changes in Kenon's interest in Tower. Please explain to us the nature of these changes and tell us how this amount was calculated or determined.

Combined Carve-Out Statements of Income, page F-5

3. We note that the $157 million gain from the disposal of investees is included in your operating profit subtotal on your combined carve-out statements of income. Please explain to us why you believe that this gain is appropriately considered an operating activity. Refer to the guidance in paragraph BC56 of IAS 1.

Form 6-K furnished December 1, 2015

4. We note that during the nine months ended September 30, 2015 you recognized a $209 million gain on distribution of dividend in kind. Please explain to us the nature of this gain and tell us how the amount was calculated and determined. Also, please tell us why you believe it is appropriate to reflect the gain as part of operating profit on your statements of profit or loss. See guidance in paragraph BC56 of IAS 1.

Other

5. It appears from your disclosure in Note 10 that your investment in Generandes is significant to your pre-tax income for the years ended December 31, 2013 and 2012 and audited financial statements of this equity method investment is required under Rule 3-09 of Regulation S-X. Please revise to include the required financial statements, or alternatively, provide us your significance calculation of this investment for 2013 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief